UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

1st Century Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31943X102

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31943X102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maltese Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,000,100

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

1,000,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,000,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.69%

14.	TYPE OF REPORTING PERSON*

00

CUSIP No. 31943X102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maltese Capital Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

593,200

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

593,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

593,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%

14.	TYPE OF REPORTING PERSON*

00

CUSIP No. 31943X102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Malta Hedge Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

523,400

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

523,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

523,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 31943X102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terry Maltese

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,000,100

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

1,000,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,000,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.69%

14.	TYPE OF REPORTING PERSON*

IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock  ("Common Stock"), of 1st Century Bancshares, Inc. (the "Issuer"), a company incorporated in Delaware, with its principal office at 1875 Century Park East, Suite 1400, Los Angeles, CA 90067.

Item 2.	Identity and Background.

(a)            This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company ("MCM"), (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and (vii) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of MHFII and certain other investment partnerships is Holdings, and administrative and management services for the MHFII and certain other investment entities are provided by MCM.  The managing member of Holdings and MCM is Mr. Maltese. In his capacity as managing member of Holdings and MCM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHFII, MCM and Holdings.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares of Common Stock reported herein.

(b)            The address of the principal offices of each of  MHFII, Holdings and MCM and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

(c)            The principal business of MHFII is that of a private partnership engaged in investment in securities for its own account. The principal business of Holdings is that of acting as general partner for MHFII and certain other investment partnerships. The principal business of MCM is that of providing administrative and management services to MHFII and certain other investment entities. The present principal occupation or employment of Mr. Maltese is managing member of MCM and Holdings.

(d)            During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of MHFII, Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Maltese is a U.S. citizen, Maltese Capital Management LLC is a New York limited liability, Maltese Capital Holdings, LLC is a Delaware limited liability company and Malta Hedge Fund II, L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MHFII is $3,223,476. Such shares were purchased with the investment capital of the entity.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may also from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer.  Currently, the Reporting Persons are concerned regarding what they perceive as a significant change in the strategic direction of the Issuer.  The Reporting Persons have had and may continue to have discussions with the Issuer's management and board of directors and may have discussions with other shareholders of the Issuer and other third parties relating to the Issuer's business, operations, strategy, strategic alternatives for and relative valuations of the Issuer, including, but not limited to, in relation to the sale of its business or some or all of its assets, capital structure and capital raising alternatives, governance, current and future board composition, future plans and related matters.

Depending on various factors including, without limitation, the Issuer's financial position, results of operations, business, prospects and strategic direction, actions taken by the board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in future discussions as described above, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.  Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any current plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            Based upon an aggregate of 10,321,702 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information:

(i)	MHFII beneficially owned 523,400 shares of Common Stock, constituting approximately 5.07% of the shares outstanding.
(ii)	MCM owned directly no shares of Common Stock. By reason of its position as investment advisor for various investment entities including MHFII, under the provisions of Rule 13d-3, MCM may be deemed to beneficially own the 1,000,100 shares constituting approximately 9.69% of the shares outstanding.
(iii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of various investment entities including MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 593,200 shares, constituting approximately 5.75% of the shares outstanding.
(iv)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and MCM, Mr. Maltese may be deemed to beneficially own the, 1,000,100 shares, constituting approximately 9.69% of the shares outstanding.

(b)            See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. MHFII has the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with MCM pursuant to which MCM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. Mr. Maltese, as Managing Member of Holdings, and MCM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)            During the sixty days prior to the date hereof, the Reporting persons, either directly or indirectly, effected the following transactions in the Common Stock:

Date	Transaction	Price	Shares
10/6/2015	Sale	7.19	(200)

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2015

MALTA HEDGE FUND II, L.P.

		By:	Maltese Capital Holdings, LLC, the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

MALTESE CAPITAL MANAGEMENT LLC		MALTESE CAPITAL HOLDING, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  October 20, 2015

MALTA HEDGE FUND II, L.P.

		By:	Maltese Capital Holdings, LLC, the sole general partner

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

MALTESE CAPITAL MANAGEMENT LLC		MALTESE CAPITAL HOLDINGS, LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

TERRY MALTESE

By:	/s/ Terry Maltese
Terry Maltese Managing Member